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July 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert and Celeste Murphy

Re: Candel Therapeutics, Inc.

Registration Statement on Form S-1

Filed June 25, 2021

File No. 333-257444

Dear Mr. Gessert and Ms. Murphy:

This letter is submitted on behalf of Candel Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on June 25, 2021 (the “Registration Statement”), as set forth in the Staff’s letter, dated July 12, 2021, addressed to Paul Peter Tak, M.D., Ph.D. (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the company has revised the Registration Statement and is publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

July 16, 2021

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form S-1 filed June 25, 2021

Business

Corporate History and Our Team and Investors, page 102

1.    We note your disclosure on page 103 regarding the formation of your Research Advisory Board. Please expand your disclosure to describe the role of the board, how board members are selected, the term of service and any compensation you pay to board members.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 103 of the Amended Registration Statement in response to the Staff’s comment.

Description of Capital Stock

Warrants, page 173

2.    Please revise to identify the two investors who own all of the Unconditional Series B Warrants and the Conditional Series B Warrants issued in connection with the November 13, 2018 issuance of Series B Preferred Stock. Additionally, disclose the amount of such warrants each investors owns or controls individually. Further disclose the estimated percentage of your voting securities each of the two investors will own or beneficially control following the offering assuming they exercise their Series B Warrants.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 174 of the Amended Registration Statement in response to the Staff’s comment.

Condensed Consolidated Statements of Cash Flows, page F-29

3.    Please revise to state that the statement is unaudited.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page F-29 of the Amended Registration Statement in response to the Staff’s comment.

July 16, 2021

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William Collins
William Collins, Esq.

cc:	Paul Peter Tak, M.D., Ph.D., Candel Therapeutics, Inc.

John Canepa, Candel Therapeutics, Inc.

Robert E. Puopolo, Goodwin Procter LLP

Nicole Daley, Goodwin Procter LLP